April 14, 2008

Corgi International Limited Announces New Chairman, Restructuring of the Board of Directors on April 1, 2008

HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) reported that Charles McGettigan become the new Chairman of the Board on April 1, 2008. Corgi’s current Chairman John Clough will remain on the Board. In addition, the Company has restructured the Board reducing the number of Directors from seven to five Directors. In order to effect this change, Leo Koulos and Darren Epstein have made the decision to resign from the Board. Darren Epstein will continue as an Executive Officer of the Company. The Board would like to recognize the 10 years of service that Mr. Koulos has provided to Corgi. John Clough, outgoing Chairman stated: “Leo’s guidance and constant support has helped Corgi continue to build its Global Brand. We truly appreciate Leo’s 10 years of dedication and support for the Company.”

About Corgi International:

Corgi International is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Corgi Classics, Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.

The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  All statements other than those that are purely historical are forward-looking statements.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. The authors of this press release undertake no obligation to publicly update or revise any forward-looking statements.

Contact:

For Corgi International Limited information:

Jack Lawrence

Chief Operating Officer and Chief Financial Officer

Phone: (925) 979-1500